===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-1
           TENDER U.S. OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 4


                      Empresa Nacional de Electricidad S.A.
                            (Name of Subject Company)

                        Duke Energy International, L.L.C.
                             Duke Energy Corporation
                                    (Bidders)


   Common Stock, no par value
   (including that represented by
   American Depositary Shares)                          29244T101
  (Title of Class of Securities)           (CUSIP Number of Class of Securities)


                              Carol Graebner, Esq.
                                 General Counsel
                        Duke Energy International, L.L.C.
                              5400 Westheimer Court
                            Houston, Texas 77056-5310
                            Telephone: (713) 627-6542
                            Facsimile: (713) 627-5219
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                         ----------------------------------

                                    Copy to:

                            Frederick S. Green, Esq.
                              Ellen J. Odoner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                          New York, New York 10153-0119
                            Telephone: (212) 310-8000
                            Facsimile: (212) 310-8007



                         (Continued on following pages)
                                 (Page 1 of 18)

================================================================================

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 1     NAME OF REPORTING PERSONS:     Duke Energy International, L.L.C.
--------------------------------------------------------------------------------
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      56-2051206
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                AF
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of Delaware
--------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        OO
--------------------------------------------------------------------------------

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 1     NAME OF REPORTING PERSONS:     Duke Energy Global Asset Development, Inc.
--------------------------------------------------------------------------------
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      88-0366429
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                AF
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of Navada
--------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS:     Duke Energy Services, Inc.
-------------------------------------------------------------------------------
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      48-0650320
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                AF
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of Delaware
--------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS:     PanEnergy Corp.
-------------------------------------------------------------------------------
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      74-2150460
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                AF
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of Delaware
--------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS:     Duke Capital Corporation
-------------------------------------------------------------------------------
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      51-0282142
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                BK, WC,OO
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of Delaware
--------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS:     Duke Energy Corporation
-------------------------------------------------------------------------------
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:      56-0205520
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS:                                                N/A
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                           N/A
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION:         State of North Carolina
--------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0
--------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                  N/A
--------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               N/A
--------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON                                        CO
--------------------------------------------------------------------------------

         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on February 25, 1999, as amended, by Duke Energy International, L.L.C., a Delaware limited liability company (the "BIDDER") and a wholly-owned, indirect subsidiary of Duke Energy Corporation, a North Carolina corporation ("Duke"), with respect to the offer by Bidder to purchase for cash up to 501,947,400 shares of Common Stock, no par value (the "SHARES"), of Empresa Nacional de Electricidad S.A. (the "COMPANY"), a publicly traded stock corporation (sociedad anonima abierta) incorporated under the laws of the Republic of Chile, including Shares represented by American Depositary Shares, each representing 30 Shares and evidenced by American Depositary Receipts.

SCHEDULE I.       DIRECTORS AND EXECUTIVE OFFICERS.

         Paragraph 4 of Schedule I is amended and restated as follows:

4. DIRECTORS AND EXECUTIVE OFFICERS OF DUKE ENERGY SERVICES, INC. The name, business address, present principal occupation or employment and five-year employment history of each director and executive officer of Duke Energy Services, Inc. and certain other information are set forth below. Unless otherwise indicated below, the address of each director and officer is 5400 Westheimer Court, Houston, Texas 77056-5310, U.S.A. Where no date is shown, the individual has occupied the position indicated for the past five years. All directors and officers listed below are United States citizens. Directors are identified by an asterisk.


                                      PRESENT PRINCIPAL OCCUPATION OR
NAME AND BUSINESS ADDRESS       EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
-------------------------       -------------------------------------------

Keith G. Butler                 Senior Vice President and Chief Financial
                                Officer of DESI; has held other positions at Duke and its subsidiaries.

Bradley C. Karp*                Executive Vice President of DESI; has held other
                                positions at Duke and its subsidiaries.

Robert S. Lilien*               Senior Vice President--Diversified Businesses,
                                Duke; has held other positions at Duke and its subsidiaries.

Richard McGee                   Senior Vice President and General Counsel of
                                DESI; has held other positions at Duke and its subsidiaries since 1998; prior to 1998, Vinson &
                                Elkins LLP.

Harvey J. Padewer*              President, Chief Executive Officer, Chairman of
                                the Board of DESI; Group President, Energy
                                Services (1999); Utilicorp (1995-1999); prior to
                                1995, ABB.

                                      PRESENT PRINCIPAL OCCUPATION OR
NAME AND BUSINESS ADDRESS       EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
-------------------------       -------------------------------------------

John F. Norris *                Executive Vice President and Vice Chairman of
                                the Board of DESI; has held other positions at Duke and its subsidiaries.

Clarence L. Ray, Jr.*           President of Duke/Fluor Daniel; has held other
                                positions at Duke and its subsidiaries.



ITEM 11.     MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NUMBER                            DESCRIPTION
--------------                            -----------

Exhibit (a)(21)           English translation of a brochure placed on
                          the Internet page of Banchile Corredores de Bolsa
                          (long version).

Exhibit (a)(22)           English translation of a brochure placed on
                          the Internet page of Banchile Corredores de Bolsa
                          (short version).

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated March 12, 1999

                            DUKE ENERGY INTERNATIONAL, L.L.C.

                            By: BRUCE A. WILLIAMSON
                                -----------------------------------------
                                Name: Bruce A. Williamson
                                Title: President and Chief Executive Officer



                            DUKE ENERGY CORPORATION

                            DUKE ENERGY GLOBAL ASSET DEVELOPMENT, INC.

                            DUKE ENERGY SERVICES, INC.

                            PANENERGY CORP.

                            DUKE CAPITAL CORPORATION

                            By: BRUCE A. WILLIAMSON
                                -----------------------------------------
                                Name: Bruce A. Williamson
                                Title: Authorized person

                                  EXHIBIT INDEX



EXHIBIT NUMBER                              DESCRIPTION
--------------                              -----------

(a)(21) English translation of a brochure placed on the Internet page of Banchile Corredores de Bolsa (long version).

(a)(22) English translation of a brochure placed on the Internet page of Banchile Corredores de Bolsa (short version).